PAN AMERICAN LITHIUM CORP.
3040 N. Campbell Avenue, Suite 110
Tucson, AZ 85719
Tel: 520-623-3090

October 26, 2010

BY EDGAR

Securities and Exchange Commission
100 F Street North East
Washington, DC 20549
U.S.A.

RE:	Pan American Lithium Corp. (the “Company”)
Amendment No. 2 to Registration Statement on Form F-1 (the “F-1”)
File No. 167277
Filed September 7, 2010

Attention:	Anne Nguyen Parker, Branch Chief

Dear Anne Parker:

     The Company writes in response to your letter dated September 22, 2010 with respect to the above-noted filing of the Company. The Company provides below its responses to your comments. The Company has also provided a blacklined copy of the F-1 showing the changes from its previous filing. For your ease of reference, the responses are numbered in a manner that corresponds with your comments.

General

1.

We note your response to our prior comment 1 from our letter dated August 3, 2010 and that the page numbers in your response do not accurately indicate where in the marked version of the amendment one could find your responsive changes. In future responses to our comments please ensure that the page numbers accurately indicate where in the marked version of the amendment we will find your responsive changes.

Response: The Company notes your comments and has ensured that the page numbers in its response accurately indicate where in the marked version of the amendment you will find its responsive changes.

2.

We note your response to our prior comment 3 from our letter dated August 3, 2010 and that you are no longer registering common stock underlying warrants. Please revise your disclosure throughout your filing to remove discussion of the warrants.

Response: The Company has removed the discussion of the registrations of warrants throughout the F-1.

3.

We note your response to our prior comment 4 from our letter dated August 3, 2010. You indicate throughout the prospectus that you are registering the issuance of the 425,000 shares upon exercise of the relevant options. Your response to prior comment 4 and your disclosure on page 45, however, indicates that the company will issue the underlying shares upon due exercise of the stock options pursuant to Section 4(2). Since Section 4(2) provides for an exemption from registration, please tell us why you are registering the issuance of these the shares upon exercise, rather than registering the resale of the shares after exercise.

Response: The Company has amended its F-1 to register the resale of the common shares after the exercise of the options. The Company has revised the disclosure throughout the F-1.

4.

Please file the option agreements governing the 425,000 shares of common stock that you are issuing and registering upon conversion of the options. Tell us when the options became or will become exercisable by their terms. We may have further comment.

Response: The Company has filed the option agreements governing the 425,000 shares of common stock that the Company is registering upon conversion of the options as exhibits 10.22, 10.25, 10.31, 10.33, and 10.34. For all the option agreements, half the options are exercisable immediately. The remaining half becomes exercisable on the one year anniversary date of the grant. None of the option agreements have reached the one year anniversary date and only half of the options are exercisable.

5.

We note your response to our prior comment 8 from our letter dated August 3, 2010 and your commitment to include new disclosure you set forth in your response. Please indicate clearly where the changes to the registration statement were made, in particular the page number for the risk factor that was added. In the alternative, include the disclosure and risk factor included in your response to our prior comment 8.

Response: The Company has included the risk factor set forth in its response to comment number 8 in your letter dated August 3, 2010 (“Response #8”) in the “Risk Factor” section on page 9. The disclosure set forth in the second paragraph in Response #8 was previously disclosed in the “Dilution” section on page 12. The Company has included the disclosure set forth in the third paragraph in Response #8 in the “Dilution” section on page 12.

6.

We note your response to our prior comment 9 from our letter dated August 3, 2010 and that you anticipated conducting a private placement that was to close on September 15, 2010. Please revise to include updated disclosure regarding the offer, including disclosure required pursuant to Item 701 of Regulation S-K.

Response: On September 29, 2010, the Company closed the first tranche of the financing for total proceeds of $519,859.55. On October 4, 2010, the Company closed the second tranche of the financing for total proceeds of $285,071.40. The Company has amended the disclosure in the “Management’s Discussion and Analysis — Liquidity — Subsequent Events” section on page 37 to discuss the impact of this financing on its liquidity and the Company updated the disclosure in the “Recent Sales of Unregistered Securities” section on page II-1 to state these recent sales.

7.

With respect to the private placement referenced above, please tell us how you conducted the private placement, including how you solicited investors, and the exemption you relied upon to conduct this offering. Refer to Securities Act Sections C&DI Question 139.25, found at www.sec.gov, and Securities Act Release No. 8828 (Nov. 26, 2008).

Response: For the first tranche, the Company relied on Regulation S of the Securities Act of 1933 (“Regulation S”) for 38 investors, as they were not U.S. Persons as defined by Regulation S and the Company relied on Rule 506 for one investor. For the second tranche, the Company relied on Regulation S for 24 investors, as they were not U.S. Persons as defined by Regulation S and the Company relied on Rule 506 for three investors. For both tranches, the Company did not solicit any investors who were indentified or contacted through the marketing of the public offering and no investor independently contacted the Company as a result of the filing of the F-1 by the Company. The U.S. investors became interested in the financing through their relationship with an individual, who has a pre-existing relationship with the Company. This individual did not receive any compensation in connection with the financing.

Front Cover Page

8.

We note that with this latest amendment, the agent for service was removed. Please provide the name, address, telephone number of an agent for service who is located in the United States. See Schedule A.

Response: The Company has amended the cover page to state an agent for service.

Calculation of Registration Fee Table

9.	Please provide the text that accompanies footnote one to the table at the bottom of page 2.

Response: The Company has deleted the footnote in the table.

Cover Page of the Prospectus

10.

To enhance clarity, please divide the first paragraph into two paragraphs: one relating to the 425,000 shares and one relating to the 2,913,400 shares. In the first paragraph as revised, please disclose that the 425,000 shares underlie options that have different exercise prices, and disclose the exercise prices. In addition, please revise the proceeds table to clearly disclose the number of shares issuable at each different exercise price, as well as the number of shares being registered for resale. Disclose the net proceeds to the company at each different exercise price.

Response: As discussed in the Company’s response to comment number 3, the Company has amended its F-1 to register the resale of the securities underlying the options. As such, the Company has revised the cover page accordingly.

Prospectus Summary, page 5

11.

We note your response to our prior comment 11 from our letter dated August 3, 2010. We also note the continued inclusion of the safe harbor for forward-looking statements on page 31 and the reference to page 31 in your prospectus summary. Please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Response: The Company has revised the “Cautionary Note Regarding Forward-Looking Statements” section on page 33 to explicitly stated that the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with this offering

Our Company, page 5

12.

We note your response to our prior comment 10 from our letter dated August 3, 2010 and your continued use of the term, “junior mineral exploration company.” Please revise to remove the references or explain what is meant by the term. For example, we note the term on pages 9 and 41.

Response: The Company has deleted all references to “junior mineral exploration company” throughout the F-1.

About this Offering, page 5

13.

You indicate that the 425,000 will be issued at a price of up to $0.55. Please clearly disclose the different exercise prices, the number of shares issuable at each exercise price, and the total proceeds to the company upon exercise.

Response: As discussed in the Company’s response to comment number 3, the Company has amended its F-1 to register the resale of the securities underlying the options. As such, the Company has revised the “About This Offering” section accordingly. As the Company is only registering the resale of the securities, it has deleted the discussion regarding the exercise of the options in the summary section. The Company has provided all the details regarding the exercise of the options in the “Use of Proceeds” section on page 11 and “Selling Stockholders” section on page 48.

We may have difficulty raising additional capital….page 6

14.

In this risk factor, please include disclosure regarding the private placement that was to have closed on or before September 15, 2010. Please discuss in this risk factor or another appropriately titled risk factor the risk of dilution stemming from this private placement and any other fund raising activities.

Response: The Company has amended the risk factor on page 6 to reflect the closing of the private placement. The Company has also added an additional risk factor on page 9 to discuss the risk of dilution stemming from this private placement and any other fund raising activities.

Use of Proceeds, page 11

15.

We note your statement that your Use of Proceeds Table is based upon the conversion of options at a price of $0.15 per share. We note, however, that the $163,750 total proceeds are based on the actual conversion price for the options, which are $0.30, $0.50 and $0.55. Please revise accordingly.

Response: The Company has amended the “Use of Proceeds” section on page 11 to clearly show the different exercise prices.

16.

Under the “General Operational Expense (Office Space, Utilities, Exploration and development, etc…),” please clearly disclose the amount of proceeds that will be used for “Exploration and development” at each offering percentage level.

Response: The Company has amended deleted the reference to “exploration” in the table in the “Use of Proceeds” section on page 11. The Company notes that it anticipates not spending any of the proceeds from the exercise of the options on exploration and development.

Market for Common Equity and Related Stockholder Matters, page 12

17.

We note your response to our prior comment 10 from our letter dated August 3, 2010 and the disclosure that you have no plans to seek listing on any exchange outside the TSX Venture Exchange. Please revise your disclosure throughout the filing that you intend to apply for listing on the OTCBB.

Response: The Company has amended pages 3, 10, and 12 to state that it anticipates that a market marker will file a Form 15c-211 to quote the securities of the Company on the OTCBB.

Results of Operations, page 34

18.

We note that expenses relating to management fees, stock based compensation and professional fees materially increased between the fiscal year ended February 28, 2009 and the fiscal year ended February 28, 2010. Please expand to discuss the components of these expenses and the reasons for their increase.

Response: The Company has amended the “Results of Operations” section on page 35 to discuss the components of these expenses and the reasons for their increase.

Liquidity, page 35

19.

We note your statement that the company anticipates that it currently does not have sufficient capital in order to meet its requirements for the next twelve month period. In this section, please disclose the amount of capital you would need in order to meet your requirements for the next twelve months, and what those specific requirements are. Please also disclose what activities you would be able to conduct with the capital currently on hand.

Response: The Company has added the “Liquidity — Anticipated Cash Requirements” section on page 37 to discuss the amount of capital required for the next twelve months and the specific requirements. The Company has also discussed what activities it would be able to conduct with the capital on hand.

Executive Compensation, page 42

20.

We note your response to our prior comment 21 from our letter dated August 3, 2010 and the addition of an Options Based Awards Table. Please also update your Summary Compensation Table to include all option awards received by your named executive officers during your last full financial year.

Response: The Company has updated its summary compensation table on page 43 to include all options awarded by it to its named executive officers during its last full financial year.

Security Ownership of Certain Beneficial Owners and Management, page 43

21.	We note your response to our prior comment 24 from our letter dated August 3, 2010. Please revise to include disclosure regarding your major shareholders required pursuant to Item 7.A of Form 20-F.

Response: The Company have revised its “Security Ownership of Certain Beneficial Owners and Management — Information regarding Major Shareholders” section on page 44 to discuss its major shareholders.

Certain Relationships and Related Party Transactions, page 43

22.

We note your disclosure of consulting agreements with Sage Associates, Inc. and JVM Management Ltd. Please describe more clearly the services provided. Further, identify the companies controlled by Jerry Mini or in which he was a partner to which you paid accounting fees and rent.

Response: The Company have revised its “Certain Relations and Related Party Transactions” section on page 45 to discuss the services provided by Sage Associates, Inc. and JVM Management Ltd. and to indentify the companies controlled by Jerry Mini.

Selling Stockholders, page 45

23.

We note your response to our prior comment 25 from our letter dated August 3, 2010. Please revise the tabular information to accurately provide the percentage ownership of each selling stockholder after the offering.

Response: The Company has revised the table on page 47 to accurately reflect that, assuming the sale of all the securities offered by each selling stockholder, each selling stockholder will not own any of the Company’s securities.

24.

We note your response to our prior comment 28 from our letter dated August 3, 2010. Please revise to uniformly disclose throughout your filing the total number of issued and outstanding shares of each class of your securities. For example, we note a discrepancy between the number of shares outstanding used to calculate your Security Ownership of Certain Beneficial Owners and Management Table and the number used in the description of capital stock section.

Response: The Company has revised its F-1 to reflect that, as of October 19, 2010, 38,100,943 of its common shares were issued and outstanding.

25.

Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling stockholders that are entities. Provide similar disclosure with respect to all entities to be listed in your beneficial ownership table on page 43.

Response: The Company has listed every individual or individuals, to its knowledge, who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by the selling stockholders that are entities on page 47. There are no entities listed on our beneficial ownership table on page 44

26.

We note your response to our prior comment 29 from our letter dated August 3, 2010 and the statement that the selling shareholders are not considered underwriters to the prospectus. Please revise to indicate that the selling shareholders may be considered underwriters.

Response: The Company has amended the “Selling Stockholders” section on page 48 to state that the selling shareholders may be considered underwriters.

Plan of Distribution, page 46

27.

We note your statement that the selling shareholders may sell the shares at a fixed price or at negotiated prices. Please provide the basis for the statement or clarify that the shares may only be sold at negotiated prices if sold on an exchange.

Response: The Company has deleted that statement from the “Plan of Distribution” section on page 49. The revised disclosure states that the shares may only be sold at negotiated prices if sold on an exchange.

Recent Sale of Unregistered Securities, page II-1.

28.

We note your response to our prior comment 35 from our letter dated August 3, 2010. Please name the persons or identify the class of persons to whom the securities were sold. See Item 701(b) of Regulation S-K.

Response: The Company has amended the “Recent Sale of Unregistered Securities” section on page II-1 to disclosed the class of persons to whom the securities were sold.

Exhibits

29.          Please file as exhibits:

All agreements relating to the Escondidas option.

The employment agreement and stock option agreements with your officers and directors, including any agreements relating to the rolling stock option plan. In this regard, we note your response to our prior comment 20 from our letter dated August 3, 2010 and that you have entered into employment agreements with your directors and officers.

The agreements with your related parties, such as those with Sage Associates, Inc. and Kriyah Consultants, LLC.

A list of your subsidiaries. In this regard, we note that you acquired Salico on December 4, 2009.

Response: The Company has filed the required exhibits with its F-1.

Financial Statements for the fiscal years ended February 28, 2010 and 2009

Note 13—Differences between Canadian and United States Generally Accepted Accounting Principles, page F-35

30. We note your response to prior comments 32 and 33 indicating that the reconciling item labeled as “mineral property and deferred acquisition costs expensed” includes adjustments of $234,000 and $253,914 relating to transaction costs associated with the Salar properties and write off the Aspen Grove acquisition costs, respectively. However, we note that the total amount recorded as a reconciling item under this label is only $271,625. Please explain these inconsistencies.

Response: Please find below a reconciliation showing the net loss per Canadian GAAP to the net loss per US GAAP explaining the breakdown of the $271,625 in the “Mineral property and deferred acquisition costs expensed” line of note 13 of the consolidated financial statements. Please note that the $234,000 in acquisition costs is included in the reconciling item entitled “Mineral properties written off” and not in “Mineral property and deferred acquisition costs expensed”. The adjustment of $253,914 addressed in the comment letter is comprised of $231,414 and $22,500 as outlined below.

Net loss per Canadian GAAP as per F/S	(1,388,366)

add back write off of Aspen Property	393,689		expense as incurred for US GAAP

Expenses Aspen property incurred F10	(231,414)		expense for US GAAP

Deferred Costs & advances	(262,825)		expense for US GAAP

Deferred costs Chilean property	(148,575)		expense for US GAAP

Acquisition costs Aspen property incurred F10	(22,500)	(271,625)	impair for US GAAP

Acquisition costs Chilean property incurred F10	(3,578,552)		impair for US GAAP

Net loss per US GAAP	(5,238,543)

31. We have read your response to prior comment 33 and see that you have not adjusted your U.S. GAAP results to recognize the 1% non-controlling interest in SALICO. We understand that your consolidated financial statements include the accounts of the Company and your 99% share of SALICO, however, we do not see how this is consistent with reporting consolidation of subsidiaries for which you have a controlling financial interest under FASB ASC Section810-10-15 and the reporting of non-controlling financial interests under FASB ASC paragraphs 810-10-45-15 and 16. Please revise your U.S. GAAP reconciliation and related disclosures in Note 13 to comply with the aforementioned guidance.

Response: The Company has not included the non-controlling financial interests in its Consolidated Financial Statements because it does not consider the amount that would be attributed to the non-controlling financial interests of $35,000 to be material to the financial statements as a whole.

32. We note your response to prior comment 34 indicating that you have written off all of the capitalized acquisition costs related to the Salar Lithium Properties for U.S. GAAP purposes due to an uncertainty surrounding the existence of proven and probable reserves, a lack of scoping and feasibility studies, the “high probability that the projects will not be successful” and an inability to estimate production costs with any precision. Please address the following points:

Explain the methods and assumptions used to determine the fair value of the property in performing your impairment analysis under both FASB ASC Section 360-10-35 and your Canadian GAAP accounting policy at page F-23.

Describe the information about mineralization on the properties that you possess and explain how it was considered when you performed the analysis and how it impacted your conclusions.

Tell us about the events, changes in circumstances and new information obtained subsequent to making your investment decision that caused you to no longer believe the investment was worthwhile; and explain how your view on the probability of success has not presented difficulties for your exploration program and accounting under Canadian GAAP.

Response: The Company initially accounted for and capitalized the carrying value of the Salar Lithium Properties at the fair value of the common shares issued to purchase the property plus transaction costs totalling $3,578,552 as outlined in note 5 of the consolidated financial statements. The fair value of the shares issued to purchase the property formed a more readily determinable basis to value the property than the fair value of the mineral property itself.

Subsequently, the Company has determined that the carrying value of the Salar Lithium Properties for US GAAP purposes is not recoverable from their undiscounted cash flows due to the inability to substantiate or adequately estimate any cash flows at this stage of the project. The Company therefore took the conservative approach and impaired the property fully for US GAAP. This approach is consistent with the Company’s accounting policy of impairing property acquisition costs, subsequent to the initial capitalization. For US GAAP the property was impaired since the Company is not able to determine that probable future benefits, consisting of a contribution to future cash inflows, have been identified.

Information pertaining to the mineralization of the properties is non-conclusive at this stage of the project and therefore the uncertainty surrounding the mineralization has contributed to the inability to substantiate or adequately estimate any cash flows at this stage of the project.

The Company has amended note 13 to the financial statements for the fiscal year ended February 28, 2010 and 2009 on page F-35 to reflect the above discussion.

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions, please do not hesitate to contact our legal counsel: Clark Wilson LLP, Attn: Cam McTavish, at (604) 891-7731.

Yours truly,

PAN AMERICAN LITHIUM CORP.

/s/ Andrew Brodkey
Andrew Brodkey
President and Chief Executive Officer